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15048392

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43693

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Trend Financial Planning Services Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 2nd Street SE Suite 400
(No. and Street)

Cedar Rapids	Iowa	52401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia A. Davidson (319) 364-3041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

221 Third Avenue SE Suite 300	Cedar Rapids	Iowa	52401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patricia A. Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Trend Financial Planning Services Ltd., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL IOWA
SANDRA S. KUDA
Commission Number 172030
MY COMMISSION EXPIRES
11-18-2017

Signature

Chairman

Title

Sandra S. Kuda

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

World Trend Financial Planning Services, Ltd.

Financial Statements
December 31, 2014

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

Contents

McGladrey

Report of Independent Registered Public Accounting Firm

To the Board of Directors
World Trend Financial Planning Services, Ltd.
Cedar Rapids, Iowa

We have audited the accompanying statement of financial condition of World Trend Financial Planning Services, Ltd. (the Company) as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Trend Financial Planning Services, Ltd. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

McGladrey LLP

Cedar Rapids, Iowa
February 27, 2015

World Trend Financial Planning Services, Ltd.

Statement of Financial Condition
December 31, 2014

Assets

Cash and cash equivalents	$ 133,427
Accounts receivable:	
Commissions	33,906
Other	12,405
Notes receivable-stockholder	22,380
Prepaid expenses	6,640
Certificate of deposit	121,755
Equipment at cost, less accumulated depreciation of $165,354	34,455
Total assets	$ 364,968

Liabilities and Stockholders' Equity

Accounts payable	$ 1,342
Accrued payroll and payroll taxes	44,501
Other accrued expenses	24,570
Deferred revenue	146,300
Total liabilities	216,713
Commitments and Contingencies (Note 5)	
Stockholders' equity:	
Common stock (50,000 shares authorized, 15,000 shares issued and outstanding; no par value)	15,000
Additional paid-in capital	2,862
Retained earnings	130,393
Total stockholders' equity	148,255
Total liabilities and stockholders' equity	$ 364,968

See Notes to Financial Statements.

World Trend Financial Planning Services, Ltd.

Statement of Operations
Year Ended December 31, 2014

Revenue:	
Commissions and fees	$2,377,100
Consulting income	72,704
Interest and dividend income	5,912
	2,455,716
Operating expenses:	
Wages	921,771
Contract labor	152,673
Rent	122,027
Payroll taxes	71,951
Employee benefits	110,535
Administrative services	60,000
Professional fees	20,669
Travel and promotion	45,210
Office expense	89,354
Advertising	20,284
Postage	4,528
Telephone	15,853
Membership and registration fees	31,991
Insurance	19,555
Utilities	2,743
Donations	1,750
Depreciation	20,468
Training and seminars	817
	1,712,179
Net income	$743,537

See Notes to Financial Statements.

World Trend Financial Planning Services, Ltd.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2013	$ 15,000	$ 2,862	$ 147,356	$ 165,218
Net income	-	-	743,537	743,537
Dividends	-	-	(760,500)	(760,500)
Balance, December 31, 2014	$ 15,000	$ 2,862	$ 130,393	$ 148,255

See Notes to Financial Statements.

World Trend Financial Planning Services, Ltd.

Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 743,537
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	20,468
Changes in assets and liabilities:	
Accounts receivable:	
Commissions	(4,181)
Other	(750)
Prepaid expenses	931
Accounts payable	1,342
Accrued payroll and payroll taxes	27,387
Other accrued expenses	3,692
Deferred revenue	27,865
Net cash provided by operating activities	820,291
Cash flows from investing activities:	
Payments on notes receivable, stockholder	1,285,400
Advances on notes receivable, stockholder	(1,275,023)
Increase in certificate of deposit	(1,498)
Purchase of equipment	(13,007)
Net cash (used in) investing activities	(4,128)
Cash flows (used in) financing activities, cash dividend payments	(760,500)
Increase in cash and cash equivalents	55,663
Cash and cash equivalents:	
Beginning	77,764
Ending	$ 133,427

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business:

World Trend Financial Planning Services, Ltd. (Company) operates as a broker/dealer under the Securities and Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), Securities Investor Protection Corporation (SIPC) and the Municipal Securities Rulemaking Board (MSRB). The Company is also a registered investment advisor. The Company limits its activity to selling mutual funds, variable annuities, 529 plans and life insurance.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company does not accept money from customers, but rather all customer payments are made out directly to the fund into which the customer is investing.

Significant Accounting Policies:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Investments: Investments in mutual funds are considered "trading securities" and are stated at fair value. Any unrealized gains or losses are included in income in the year they occur. Interest income is accrued as earned and dividend income is recognized on the ex-dividend date.

Receivables: Commissions receivable are uncollateralized obligations generated by the sale of mutual funds and insurance products. They are stated at the amount computed by applying a commission rate, which is determined by the mutual fund company or insurance company, to the face amount of the mutual fund or insurance policy sold. Each fund company and insurance company has a different timeframe for the payment of the commissions, so there is no set policy for determining when a receivable becomes delinquent. Interest is not accrued on commissions receivable. Management considers all commissions receivable to be collectible and therefore has not reported a valuation allowance.

Equipment: It is the Company's policy to capitalize equipment over $1,000. Equipment is carried at cost. Expenditures for maintenance and repairs are charged directly to expense and expenditures for major replacements and betterments are capitalized. Depreciation is computed using the declining balance method over the estimated useful lives of the assets ranging from five to seven years.

Impairment of long-lived assets: The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which

Note 1. Nature of Business and Significant Accounting Policies (Continued)

the carrying amount exceeds the fair value of the assets. No indicators of impairment were identified during the year ended December 31, 2014.

Advertising costs: Costs incurred for advertising are expensed as incurred.

Revenue recognition: Commission revenue and related expenses are recorded on a trade date basis. Advisor fees are recognized over the period for which they are earned.

Concentration of credit risk: Concentration of credit risk exists when changes in economic, industrial or geographic factors similarly affect groups of counterparts. The Company operates in the eastern Iowa area. Due to this, the Company's operations are dependent on this region's economic condition.

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2014, the Company had no material uncertain tax positions that are required to be recorded as a liability. The Company files income tax returns in U.S. federal jurisdiction and various states as determined necessary. With a few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2011.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2014, the Company's net capital ratio, net capital and net capital requirement were as follows:

Net capital ratio	5.4/1
Net capital	$ 40,326
Net capital requirement	$ 14,448

Note 3. Notes Receivable

At December 31, 2014, there was a note receivable with Timothy Terry, stockholder of the Company, in the amount of $22,380. The note bears interest at the rate of 4.5%, and is due upon demand.

Note 4. Certificate of Deposit

The Company purchased a certificate of deposit from the University of Iowa Community Credit Union during 2013. The certificate of deposit bears interest at the rate of 1.24%, with the interest earned being added to principal. The certificate of deposit expired on January 30, 2015 and has subsequently been renewed to November 30, 2016 . The balance at December 31, 2014 is $121,755.

Note 5. Indemnifications

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 6. Related Party Transactions

The Company pays fees to Terry, Lockridge and Dunn, Inc. (TLD), for accounting services, the preparation of the corporate tax return, computer services and consulting services. TLD is partially owned and operated by Timothy Terry, a stockholder of the Company. The total paid for these services for the year ended December 31, 2014 was $7,756.

The Company subcontracted several employees of TLD during the year ended December 31, 2014, under an expense sharing agreement. The Company reimburses 30% of wages for a number of employees under this agreement. The total paid to TLD for these services in 2014 was $78,767. There were no amounts payable for these services as of December 31, 2014. Other expenses are also shared under this agreement with a majority at the 30% level. The percentage shared under the agreement is reviewed as often as every six months.

The Company receives reimbursement from TLD-Holding, which is wholly owned and operated by Timothy Terry, for services rendered to it by an employee of the Company. The total received for these services for the year ended December 31, 2014 was $48,819.

The Company works with TLD providing consulting services for clients throughout the year. TLD collects the fees from the clients and then pays the Company for their portion. The total received for these consulting services for the year ended December 31, 2014 was $16,616. As of December 31, 2014, $12,405 has been included as other receivables in relation to fees invoiced by TLD under this arrangement which have not yet been paid out to the Company.

The Company pays consulting support fees to EGT Services, Inc., which is wholly owned and operated by Timothy Terry. The total paid for these services for the year ended December 31, 2014 was $60,000.

Note 6. Related Party Transactions (Continued)

The Company rents office space in Iowa City, Iowa, from TLD-WT, LLC, which is owned in part by key employees of the Company. The total rent paid for Iowa City office space for the year ended December 31, 2014 was $99,042, net of sublease rent income received totaling $62,123. The lease expires in September 2021, with two five-year options to extend the lease to September 2031. The future minimum payments due and to be received are as follows:

	Rent to be Paid	Rent to be Received
Year Ending December 31:		
2015	$ 148,752	$ 51,457
2016	148,752	49,263
2017	148,752	49,263
2018	148,752	49,263
2019	148,752	12,316
Thereafter	260,316	-
	$ 1,004,076	$ 211,562

Note 7. Other Rent Commitments

The Company rents office space in Cedar Rapids, Iowa, from Noleshawk Investments, an unrelated party. Total rent paid for this space for the year ended December 31, 2014 was $22,985. The lease expires in August 2019. The future minimum payments due are as follows:

	Rent to be Paid
Year Ending December 31:	
2015	$ 22,295
2016	22,295
2017	22,295
2018	22,295
2019	14,864
Thereafter	-
	$ 104,044

Note 8. Retirement Plan

The Company sponsors a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE). All employees earning $5,000 or more of wages in the prior year and calendar year are eligible to participate in the Plan. The Plan is contributory with the Company matching up to 3% of eligible employees' wages. The total expense incurred by the Company during the year was $24,178.

World Trend Financial Planning Services, Ltd.

Schedule I. Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2014

Net Capital	
Total stockholders' equity from the statement of financial condition	$148,255
Deductions:	
Commissions receivable, insurance and annuities	32,000
Accounts receivable	12,405
Prepaid expenses	6,640
Notes receivable	22,380
Petty cash	49
Equipment	34,455
Net capital before haircuts	40,326
Less haircut on certificate of deposit	-
Net capital	$40,326
Computation of net capital requirement, minimum net capital required - higher of 6 2/3% times aggregate indebtedness or $5,000	$14,448
Excess net capital	$25,878
Aggregate indebtedness, total aggregate indebtedness included in the statement of financial condition	$216,713
Ratio of aggregate indebtedness to net capital	5.4

Statement pursuant to paragraph (d)(4) of Rule 17a-5:
There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's amended unaudited Part II-A Quarterly FOCUS report dated December 31, 2014.

World Trend Financial Planning Services, Ltd.

Schedule II. Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2014

None. The Company is exempt from Rule 15c3-3 pursuant to the provisions of sub paragraph (k)(1).

Schedule III. Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2014

None. The Company is exempt from Rule 15c3-3 pursuant to the provisions of sub paragraph (k)(1).

McGladrey

Report of Independent Registered Public Accounting Firm

To the Board of Directors
World Trend Financial Planning Services, Ltd.
Cedar Rapids, Iowa

We have reviewed management's statements, included in the accompanying World Trend Financial Planning Services, Ltd.'s Exemption Report, in which *(a)* World Trend Financial Planning Services, Ltd. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and *(b)* the Company stated that the Company met the identified exemption provisions for the period from June 1, 2014 to December 31, 2014 except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McGladrey LLP

Cedar Rapids, Iowa
February 27, 2015

World Trend Financial
Wealth Building Advisors

WORLD TREND FINANCIAL PLANNING SERVICES LTD.
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

June 1, 2014 through December 31, 2014

World Trend Financial Planning Services Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k):

Exempt under (k)(1)

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period of June 1, 2014 through December 31, 2014 except as described below:

World Trend Financial Planning Services Ltd. has recorded the following exceptions:

- On one occasion in June 2014 and two occasions in September 2014, a check received from a client, outside of our office, was not forwarded to the fund company within 24 hours. The checks, in all instances, were forwarded to the fund company, but not within the 24 hour time period of receipt by our rep. This did not comply with our policies and procedures.

I, Patricia Davidson, affirm that, to the best knowledge and belief, this Exemption Report is true and correct.

[signature]
Patricia Davidson, Chairman

2-10-15
Date

Cedar Rapids
210 2nd St SE
PO Box 75006
Cedar Rapids, Iowa 52407
(319) 364-3041
(319) 364-4296 Fax

Iowa City
2225 Mormon Trek Blvd
Suite 200
Iowa City, Iowa 52246
(319) 339-4884
(319) 358-9113 Fax